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                                                              Exhibit 99.3

CUSTOMER: Schlumberger, Ltd.

APPLICATION:
The RMS (Resource Management Services) group of Schlumberger Ltd., a Fortune 500 international technical products and services company, provides utility business analysis and consulting, client defined system integration, product design and manufacturing, in addition to a complete array of custom services and risk sharing. With more than 15,000 employees in over 30 countries, the company wanted to integrate their enterprise QAD MFG/PRO applications with a single-source solution that customized and distributed enterprise information. The objective was to ensure enterprise worldwide standardization of business and production documents, while improving business processes to aid in their future growth. Our solutions, implemented in 38 sites throughout 14 countries, allows Schlumberger to tap directly into the datastreams generated from their enterprise applications to deliver customized business-critical documents and reports to a variety of digital destinations, including laser and thermal printers and fax servers. Business value is derived from their ability to tailor information mapped to their organizational business processes; respond more quickly to customer, supplier and vendor requests for customized information; support their current IT infrastructure and provide worldwide coverage for all implementations.


                               /s/ Jean Roy
                               --------------


                            OK


                                      27.11.99